FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2007

Commission File Number: 001-10306

National Westminster Bank PLC

135 Bishopsgate
London EC2M 3UR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosure:	1.	Dividend Declaration announcement made on 23 February 2007

Enclosure No. 1

NATIONAL WESTMINSTER BANK Plc

DIVIDEND ON SERIES A NON-CUMULATIVE STERLING PREFERENCE SHARES OF £1.00 EACH FOR
THE SIX MONTHS TO 16 APRIL 2007

The Directors have declared the specified dividend on the Series A non-cumulative sterling preference shares of £1.00 each for the six months to 16
April 2007.

The dividend will be paid on 16 April 2007 at the rate of £0.045 per share to holders on the register at the close of business on 9 March 2007.

DIVIDEND ON SERIES C NON-CUMULATIVE DOLLAR PREFERENCE SHARES OF US$25.00 FOR THE
THREE MONTHS TO 16 APRIL 2007

The Directors have declared the specified dividend on the Series C non-cumulative dollar preference shares of US$25.00 each for the three months to
16 April 2007.

The dividend will be paid on 16 April 2007 at the rate of US$0.48519 per share to holders on the register at the close of business on 9 March 2007.

23 February 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 February 2007

NATIONAL WESTMINSTER BANK PLC (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat